UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 26)*

Monster Beverage Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

61174X109

(CUSIP Number)

Rodney C. Sacks
1 Monster Way
Corona, California 92879
(951) 739-6200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Brandon Limited Partnership No. 1

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 5,645,568

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 5,645,568

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,645,568

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Brandon Limited Partnership No. 2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 29,386,944

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 29,386,944

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,386,944

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.2%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Rodney Cyril Sacks

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,949,876

(8)	Shared Voting Power 41,977,380

(9)	Sole Dispositive Power 5,949,876

(10)	Shared Dispositive Power 41,977,380

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 47,927,256

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 8.4%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilton Hiller Schlosberg

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,999,918

(8)	Shared Voting Power 41,977,380

(9)	Sole Dispositive Power 4,999,918

(10)	Shared Dispositive Power 41,977,380

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 46,977,298

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 8.3%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings IV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 104,772

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 104,772

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 104,772

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings V, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 214,284

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 214,284

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 214,284

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings VI, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 323,700

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 323,700

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 323,700

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings VII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 120,216

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 120,216

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 120,216

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings VIII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 568,584

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 568,584

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 568,584

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings IX, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 453,444

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 453,444

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 453,444

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings X, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 249,918

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 249,918

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 249,918

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XI, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 505,242

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 505,242

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 505,242

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 327,186

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 327,186

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 327,186

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XIII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 1,440,954

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 1,440,954

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,440,954

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.3%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XIV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 186,790

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 186,790

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 186,790

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 4,176

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 4,176

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,176

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XVI, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 2,445,602

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 2,445,602

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,445,602

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.4%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Rodney C. Sacks 2008 Grantor Retained Annuity Trust #2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 90,204

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 90,204

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 90,204

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Rodney C. Sacks 2009 Grantor Retained Annuity Trust #2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 231,363

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 231,363

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 231,363

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons RCS Direct 2010 Grantor Retained Annuity Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 105,486

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 105,486

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 105,486

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons RCS Direct 2010 Grantor Retained Annuity Trust #2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,836

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 4,836

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,836

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons RCS 2010 Grantor Retained Annuity Trust #3

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,639,842

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 1,639,842

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,639,842

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	0.3%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons RCS Direct 2011 Grantor Retained Annuity Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 80,598

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 80,598

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 80,598

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons HHS 2010 Grantor Retained Annuity Trust #3

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,091,215

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 3,091,215

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,091,215

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.5%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons HHS 2014 Grantor Retained Annuity Trust #2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 28,722

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 28,722

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 28,722

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

Introduction

This Amendment No. 26 (“Amendment No. 26”) amends the statement on Schedule 13D dated November 21, 1990 (the “Original Statement”), as amended by Amendment No. 1 dated March 29, 1991 (“Amendment No. 1”), Amendment No. 2 dated June 11, 1993 (“Amendment No. 2”), Amendment No. 3 dated August 29, 1994 (“Amendment No. 3”), Amendment No. 4 dated November 22, 2004 (“Amendment No. 4”), Amendment No. 5 dated December 1, 2004 (“Amendment No. 5”), Amendment No. 6 dated December 29, 2005 (“Amendment No. 6”), Amendment No. 7 dated January 13, 2006 (“Amendment No. 7”), Amendment No. 8 dated February 2, 2006 (“Amendment No. 8”), Amendment No. 9 dated February 23, 2010 (“Amendment No. 9”), Amendment No. 10 dated November 23, 2010 (“Amendment No. 10”), Amendment No. 11 dated December 16, 2011 (“Amendment No. 11”), Amendment No. 12 dated April 24, 2012 (“Amendment No. 12”), Amendment No. 13 dated May 21, 2012 (“Amendment No. 13”), Amendment No. 14 dated December 17, 2012 (“Amendment No. 14”), Amendment No. 15 dated March 18, 2013 (“Amendment No. 15”), Amendment No. 16 dated July 29, 2013 (“Amendment No. 16”), Amendment No. 17 dated September 16, 2013 (“Amendment No. 17”), Amendment No. 18 dated December 17, 2013 (“Amendment No. 18”), Amendment No. 19 dated August 18, 2014 (“Amendment No. 19”), Amendment No. 20 dated September 16, 2014 (“Amendment No. 20”), Amendment No. 21 dated December 16, 2014 (“Amendment No. 21”), Amendment No. 22 dated March 17, 2015 (“Amendment No. 22”), Amendment No. 23 dated June 16, 2015 (“Amendment No. 23”), Amendment No. 24 dated May 10, 2016 (“Amendment No. 24”) and Amendment 25 dated June 15, 2016 (“Amendment No. 25”) (the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25 and Amendment No. 26 are sometimes referred to herein collectively as this “statement on Schedule 13D”), relating to the common stock, par value $0.005 per share (“Common Stock”), of Monster Beverage Corporation, a corporation organized under the laws of the state of Delaware (the “Company”).  This Amendment No. 26 reflects transactions and developments through December 14, 2017, relating to such persons’ respective holdings of the Company.  The Reporting Persons may be deemed to constitute a “group” and, accordingly, jointly file this Amendment No. 26.  A joint filing agreement by the Reporting Persons is filed as an exhibit hereto.

Any capitalized terms used in this Amendment No. 26 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, and Amendment No. 25.

This Amendment No. 26 is being filed to reflect the entry into a plan intended to comply with Rule 10b5-1 promulgated under the Act.

Item 2.   Identity and Background

Item 2(a) is hereby amended by deleting Item 2(a) in its entirety and inserting in lieu thereof the following:

(a) The reporting persons are Brandon Limited Partnership No. 1, a limited partnership organized under the laws of the Cayman Islands (“Brandon No. 1”), Brandon Limited Partnership No. 2, a limited partnership organized under the laws of the Cayman Islands (“Brandon No. 2”), Rodney Cyril Sacks, a natural person in his individual capacity (“Mr. Sacks”), Hilton Hiller Schlosberg, a natural person in his individual capacity (“Mr. Schlosberg”), HRS Holdings, L.P., a limited partnership organized under the laws of the state of Delaware (“HRS Holdings”), Hilrod Holdings, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod”), Hilrod Holdings IV, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod IV”), Hilrod Holdings V, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod V”), Hilrod Holdings VI, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod VI”), Hilrod Holdings VII, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod VII”), Hilrod Holdings VIII, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod VIII”), Hilrod Holdings IX, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod IX”), Hilrod Holdings X, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod X”), Hilrod Holdings XI, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod

XI”), Hilrod Holdings XII, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XII”), Hilrod Holdings XIII, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XIII”), Hilrod Holdings XIV, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XIV”), Hilrod Holdings XV, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XV”), Hilrod Holdings XVI, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XVI”), the Rodney C. Sacks 2008 Grantor Retained Annuity Trust #2, a grantor retained annuity trust organized under the laws of California (“RCS 2008”), the Rodney C. Sacks 2009 Grantor Retained Annuity Trust #2, a grantor retained annuity trust organized under the laws of California (“RCS 2009”), the RCS Direct 2010 Grantor Retained Annuity Trust, a grantor retained annuity trust organized under the laws of California (“RCS Direct”), the RCS Direct 2010 Grantor Retained Annuity Trust #2, a grantor retained annuity trust organized under the laws of California (“RCS Direct #2”), the Rodney C. Sacks 2010 Grantor Retained Annuity Trust #3, a grantor retained annuity trust organized under the laws of California (“RCS 2010”), the RCS Direct 2011 Grantor Retained Annuity Trust, a grantor retained annuity trust organized under the laws of California (“RCS Direct 2011”), the HHS 2010 Grantor Retained Annuity Trust #3, a grantor retained annuity trust organized under the laws of California (“HHS 2010”) and HHS 2014 Grantor Retained Annuity Trust #2, a grantor retained annuity trust organized under the laws of California (“HHS 2014”).

The general partners of each of Brandon No. 1, Brandon No. 2, HRS Holdings, Hilrod, Hilrod IV, Hilrod V, Hilrod VI, Hilrod VII, Hilrod VIII, Hilrod IX, Hilrod X, Hilrod XI, Hilrod XII, Hilrod XIII, Hilrod XIV, Hilrod XV, and Hilrod XVI are Mr. Sacks and Mr. Schlosberg.

Mr. Sacks is the sole trustee of HHS 2010 and HHS 2014. Mr. Schlosberg is the sole trustee of RCS 2008, RCS 2009, RCS Direct, RCS Direct #2, RCS 2010 and RCS Direct 2011.

Item 2(b) is hereby amended and supplemented by adding the following:

The principal business address for Hilrod XVI is 1 Monster Way, Corona, California 92879.

Item 2(c) is hereby amended and supplemented by adding the following:

The principal business of Hilrod XVI is to invest in, acquire, hold, sell, dispose of and otherwise deal in shares of the Common Stock and other securities of the Company.

Item 2(d) is hereby amended by deleting Item 2(d) in its entirety and inserting in lieu thereof the following:

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) is hereby amended by deleting Item 2(e) in its entirety and inserting in lieu thereof the following:

During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On December 14, 2017, Hilrod XVI, Mr. Sacks and Mr. Schlosberg entered into a trading plan, effective as of December 21, 2017 (the “Trading Plan”), with J.P. Morgan Securities LLC (“Broker”) pursuant to which Broker is authorized and directed to sell on behalf of Hilrod XVI, Mr. Sacks and Mr. Schlosberg up to 309,878 shares of Common Stock through February 23, 2018, subject to satisfaction of certain conditions, including, among others, trading price.  A copy of the Trading Plan is being filed as an exhibit hereto and the foregoing description of the Trading Plan is qualified in its entirety by reference to the Trading Plan.

None of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as otherwise discussed in this Item 4. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment, including, among other things, from time to time, disposing of any securities of the Company owned by them or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company, tax considerations and other factors.

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 in its entirety and inserting in lieu thereof the following:

(a)-(b)  See rows (7) through (10) of the cover pages to this Amendment No. 26 for the number of shares of Common Stock as to which each Reporting Person has sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.  See rows (11) and (13) of the cover pages to this Amendment No. 26 for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.  Percentages calculated in this Amendment No. 26 with respect to Brandon No. 1, Brandon No. 2, Hilrod IV, Hilrod V, Hilrod VI, Hilrod VII, Hilrod VIII, Hilrod IX, Hilrod X, Hilrod XI, Hilrod XII, Hilrod XIII, Hilrod XIV, Hilrod XV, Hilrod XVI, RCS 2008, RCS 2009, RCS Direct, RCS Direct #2, RCS 2010, RCS Direct 2011, HHS 2010 and HHS 2014 are based upon 566,282,277 shares of Common Stock outstanding as of December 12, 2017 (the “Aggregate Outstanding Shares”).  Percentages calculated in this Amendment No. 26 with respect to each of Mr. Sacks and Mr. Schlosberg are based upon 568,105,677 shares of Common Stock, which is the sum of the Aggregate Outstanding Shares plus the 1,823,400 shares of Common Stock that could be acquired within 60 days of December 14, 2017 by each of Mr. Sacks and Mr. Schlosberg upon the exercise of options to purchase Common Stock held by him.

As of December 14, 2017, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is 52,927,174 shares, or 9.3% of the outstanding Common Stock.  Percentages calculated in this Amendment No. 26 with respect to the Reporting Persons as a group are based upon 569,929,077 shares of Common Stock, which is the sum of the Aggregate Outstanding Shares plus the 3,646,800 aggregate shares of Common Stock that could be acquired within 60 days of December 14, 2017 by the Reporting Persons upon the exercise of options to purchase Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of the Common Stock held by the other Reporting Persons, except for (a) with respect to Mr. Sacks: (i) 1,006,539 shares of Common Stock beneficially held by him; (ii) 1,823,400 shares presently exercisable or exercisable within 60 days under the stock option agreements; (iii) 1,048 shares beneficially held by Hilrod IV because Mr. Sacks is one of Hilrod IV’s general partners; (iv) 2,143 shares beneficially held by Hilrod V because Mr. Sacks is one of Hilrod V’s general partners; (v) 3,237 shares beneficially held by Hilrod VI because Mr. Sacks is one of Hilrod VI’s general partners; (vi) 1,202 shares beneficially held by Hilrod VII because Mr. Sacks is one of Hilrod VII’s general partners; (vii) 5,686 shares beneficially held by Hilrod VIII because Mr. Sacks is one of Hilrod VIII’s general partners; (viii) 4,534 shares beneficially held by Hilrod IX because Mr. Sacks is one of Hilrod IX’s general partners; (ix) 2,499 shares beneficially held by Hilrod X because Mr. Sacks is one of Hilrod X’s general partners; (x) 5,052 shares beneficially held by Hilrod XI because Mr. Sacks is one of Hilrod XI’s general partners; (xi) 3,272 shares beneficially held by Hilrod XII because Mr. Sacks is one of Hilrod XII’s general partners; (xii) 14,410 shares beneficially held by Hilrod XIII because Mr. Sacks is one of Hilrod XIII’s general partners; (xiii) 1,868 shares beneficially held by Hilrod XIV because Mr. Sacks is one of Hilrod XIV’s general partners, (xiv) 42 shares beneficially held by Hilrod XV because Mr. Sacks is one of Hilrod XV’s general partners; and (xv) 24,456 shares beneficially held by Hilrod XVI because Mr. Sacks is one of Hilrod XVI’s general partners; and (b) with respect to Mr. Schlosberg: (i) 1,024,189 shares of Common Stock beneficially held by him; (ii) 1,823,400 shares presently exercisable or exercisable within 60 days under the stock option agreements; (iii) 1,048 shares beneficially held by Hilrod IV because Mr. Schlosberg is one of Hilrod IV’s general partners; (iv) 2,143  shares beneficially held by Hilrod V because Mr. Schlosberg is one of Hilrod V’s general partners; (v)  3,237 shares beneficially held by Hilrod VI because Mr. Schlosberg is one of Hilrod VI’s general partners; (vi) 1,202 shares beneficially held by Hilrod VII because Mr. Schlosberg is one of Hilrod VII’s general partners; (vii) 5,686 shares beneficially held by Hilrod VIII because Mr. Schlosberg is one of Hilrod VIII’s general partners; (viii) 4,534 shares beneficially held by Hilrod IX because Mr. Schlosberg is one of Hilrod IX’s general partners; (ix) 2,499  shares beneficially held by Hilrod X because Mr. Schlosberg is one of Hilrod X’s general partners; (x) 5,052 shares beneficially held by Hilrod XI because Mr. Schlosberg is one of Hilrod XI’s general partners; (xi) 3,272 shares beneficially held by Hilrod XII because Mr. Schlosberg is one of Hilrod XII’s general partners; (xii) 14,410 shares beneficially held by Hilrod XIII because Mr. Schlosberg is one of Hilrod XIII’s general partners; (xiii) 1,868 shares beneficially held by Hilrod XIV because Mr. Schlosberg is one of Hilrod XIV’s general partners; (xiv) 42 shares beneficially held by Hilrod XV because Mr. Schlosberg is one of Hilrod XV’s general partners; and (xv) 24,456 shares beneficially held by Hilrod XVI because Mr. Schlosberg is one of Hilrod XVI’s general partners.

(c)                                  All transactions effected by the Reporting Persons in the Company’s securities during the past sixty days are set forth in Schedule A hereto.

(d)                                 No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)                                  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

See Item 4 above for a description of the Trading Plan, which is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

1.  Joint Filing Agreement, dated December 18, 2017

2. Trading Plan among Hilrod XVI, Mr. Sacks, Mr. Schlosberg and Broker, dated December 14, 2017.

CUSIP No. 61174X109	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2017

BRANDON LIMITED PARTNERSHIP NO. 1

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	General Partner

BRANDON LIMITED PARTNERSHIP NO. 2

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	General Partner

Hilrod Holdings IV, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings V, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings VI, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings VII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings VIII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings IX, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings X, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XI, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XIII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XIV, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XV, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XVI, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

The Rodney C. Sacks 2008 Grantor Retained Annuity Trust #2

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	Trustee

The Rodney C. Sacks 2009 Grantor Retained Annuity Trust #2

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	Trustee

The RCS Direct 2010 Grantor Retained Annuity Trust

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	Trustee

The RCS Direct 2010 Grantor Retained Annuity Trust #2

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	Trustee

The Rodney C. Sacks 2010 Grantor Retained Annuity Trust #3

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	Trustee

The RCS Direct 2011 Grantor Retained Annuity Trust

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	Trustee

The Hilton H. Schlosberg 2010 Grantor Retained Annuity Trust #3

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	Trustee

The Hilton H. Schlosberg 2014 Grantor Retained Annuity Trust #2

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	Trustee

/s/ Rodney C. Sacks
RODNEY C. SACKS

/s/ Hilton H. Schlosberg
HILTON H. SCHLOSBERG

EXHIBIT INDEX

1.                                      Joint Filing Agreement, dated December 18, 2017

2.                                      Trading Plan between Hilrod Holdings XVI, L.P., Rodney C. Sacks, Hilton H. Schlosberg and J.P. Morgan Securities LLC, dated December 14, 2017

SCHEDULE A

The following are the transactions in the Company’s securities within the past sixty days:

	Date of Transaction	No. of Securities Acquired/(Disposed Of)	Average Price Per Security	Range of Prices Per Security
Hilrod Holdings XVI, L.P.	12/12/2017	376,236 (1)	$5.29	N/A
Hilrod Holdings XVI, L.P.	12/12/2017	(179,824)(2)	$62.91	N/A
Mr. Sacks	12/12/2017	56,733 (1)	$5.29	N/A
Mr. Schlosberg	12/12/2017	56,733 (1)	$5.29	N/A

(1) Represents an exercise of employee stock options.

(2) Represents shares of Common Stock withheld to cover taxes due upon the exercise of stock options.